Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings
Income before income taxes	$223,217	$1,155,196	$687,445	$258,467	$110,008	$518,530
Plus: Fixed charges	47,475	140,708	76,722	53,147	23,232	12,188

Earnings, as defined	$270,692	$1,295,904	$764,167	$311,614	$133,240	$530,718

Fixed charges
Interest expense	$47,475	$140,708	$76,722	$53,147	$23,232	$12,188

Fixed charges, as defined	$47,475	$140,708	$76,722	$53,147	$23,232	$12,188

Ratio of earnings to fixed charges	5.7x	9.2x	10.0x	5.9x	5.7x	43.5x